

July 7, 2008

Mail Stop 7010

Ms. Rosemary Mergenthaler, President
Custom Automated Systems, Inc.
3 Wood Edge Court
Water Mill, New York 11976

Re: Custom Automated Systems, Inc.
        Amendment No. 5 to Registration Statement on Form S-1
        Filed on June 18, 2008
        File No. 333-149194

Dear Ms. Mergenthaler:

        We have limited our review of your filing to those issues we have addressed in
our additional comments.

Risk Factors, page 5

If we are unable to consummate our business combination . . . , page 8

1. We note your response to comment 5 in our letter dated April 24, 2008. Please
    delete the language relating to conversion and extension rights, which does not
    appear applicable to your filing.

Securities Exchange Act Offering Requirements and Rule 419 Interplay, page 14

2. We note your response to comment 7 in our letter dated April 24, 2008.
    However, it still appears that this section does not apply to your offering. Please
    clarify or delete this language.

Exhibit 4.1 – Escrow Agreement

3. It is unclear whether the securities and funds will be deposited into an escrow
    account maintained by an insured depository institution or a separate bank
    account established by a broker or dealer registered under the Exchange Act
    maintaining net capital equal to or exceeding $25,000, in which the broker or
    dealer acts as trustee for persons having the beneficial interests in the account, as
    required by Rule 419(b)(1)(i). Please revise.

4. Please clarify the references to gift share distributions, Gift Shares and Gift Share Donees, since these terms appear inapplicable to your offering.

5. Please revise the agreement so that it contains the provisions of paragraphs (b)(2), (b)(3), and (e)(3) of Rule 419.

As appropriate, please amend your registration statement in response to these comments. You may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, Brigitte P. Lippmann, Attorney at (202) 551-3713 or contact me at (202) 551-3766.

Sincerely,

Pamela A. Long
Assistant Director

cc: Michael S. Krome, Esq.
        8 Teak Court
        Lake Grove, NY 11755